                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                 --------------


                           HASKEL INTERNATIONAL, INC.
                                (Name of Issuer)
                  CLASS A COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                    418106100
                                 (CUSIP Number)
                                 --------------

                               Eric M. Ruttenberg
                            HI Merger Subsidiary Inc.
                            c/o Tinicum Incorporated
                          800 Third Avenue, 40th Floor
                               New York, NY 10022
                                 (212) 446-9300
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    COPY TO:
                              Joshua N. Korff, Esq.
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940

                                 March 15, 1999
             (Date of Event which Requires Filing of this Statement)
                                 --------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)


                                  (Page 1 of 8)

CUSIP No. 418106100                    13D                     Page 2 of 8 Pages

        1  NAMES OF REPORTING PERSONS

                            HI MERGER SUBSIDIARY INC.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS

                                                                              WC

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      CALIFORNIA

      NUMBER OF     7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                                      1,521,477*
      OWNED BY
        EACH
      REPORTING
     PERSON WITH

                    8  SHARED VOTING POWER

                                                                            None

                    9  SOLE DISPOSITIVE POWER

                                                                            None

                    10  SHARED DISPOSITIVE POWER

                                                                            None

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      1,521,477*

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES                                  / /

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          31.9%*

       14  TYPE OF REPORTING PERSON                                           CO

*On March 15, 1999, HI Holdings Inc. and HI Merger Subsidiary Inc. entered into a Shareholder Agreement (as amended as of March 18, 1999, the "Shareholder Agreement") with certain shareholders of the issuer (the "Option Shareholders") covering 1,521,477 Shares of Class A common stock (the "Option Shares") collectively owned by the Option Shareholders (representing approximately 31.9% of the outstanding Shares of Class A common stock). Pursuant to the Shareholder Agreement, each of the Option Shareholders has granted to HI Merger Subsidiary Inc. an irrevocable option to purchase, subject to certain conditions, such Option Shareholder's Option Shares for $12.90 per Option Share in cash, as well as an irrevocable proxy to vote such Option Shares. The Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase filed as Exhibit
(a)(1) to the Schedule 14D-1 (SEC File No. 5-43659) on March 22, 1999, as amended by Amendment No. 1 filed on April 5, 1999, which is incorporated herein by reference.

CUSIP No. 418106100                    13D                           Page 3 of 8

        1  NAMES OF REPORTING PERSONS
                                HI HOLDINGS INC.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS

                                                                              WC

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        DELAWARE

     NUMBER OF     7  SOLE VOTING POWER                               1,521,477*
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH

                   8  SHARED VOTING POWER
                                                                            None

                   9  SOLE DISPOSITIVE POWER
                                                                            None

                  10  SHARED DISPOSITIVE POWER
                                                                            None

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      1,521,477*

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES                                  / /

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          31.9%*

       14  TYPE OF REPORTING PERSON
                                                                              CO

*On March 15, 1999, HI Holdings Inc. and HI Merger Subsidiary Inc. entered into a Shareholder Agreement (as amended as of March 18, 1999, the "Shareholder Agreement") with certain shareholders of the issuer (the "Option Shareholders") covering 1,521,477 Shares of Class A common stock (the "Option Shares") collectively owned by the Option Shareholders (representing approximately 31.9% of the outstanding Shares of Class A common stock). Pursuant to the Shareholder Agreement, each of the Option Shareholders has granted to HI Merger Subsidiary Inc. an irrevocable option to purchase, subject to certain conditions, such Option Shareholder's Option Shares for $12.90 per Option Share in cash, as well as an irrevocable proxy to vote such Option Shares. The Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase filed as Exhibit
(a)(1) to the Schedule 14D-1 (SEC File No. 5-43659) on March 22, 1999, as amended by Amendment No. 1 filed on April 5, 1999, which is incorporated herein by reference.

CUSIP No. 418106100                    13D                     Page 4 of 8 Pages

        1  NAMES OF REPORTING PERSONS

                         TINICUM CAPITAL PARTNERS, L.P.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS

                                                                              OO

        5  CHECK BOX IF DISCLOSURE OF LEGAL
           PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        DELAWARE

      NUMBER OF     7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                                            None
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                    8  SHARED VOTING POWER
                                                                      1,521,477*

                    9  SOLE DISPOSITIVE POWER

                                                                            None

                   10  SHARED DISPOSITIVE POWER

                                                                            None

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      1,521,477*

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES                                  / /

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          31.9%*

       14  TYPE OF REPORTING PERSON
                                                                              CO

*On March 15, 1999, HI Holdings Inc. and HI Merger Subsidiary Inc. entered into a Shareholder Agreement (as amended as of March 18, 1999, the "Shareholder Agreement") with certain shareholders of the issuer (the "Option Shareholders") covering 1,521,477 Shares of Class A common stock (the "Option Shares") collectively owned by the Option Shareholders (representing approximately 31.9% of the outstanding Shares of Class A common stock). Pursuant to the Shareholder Agreement, each of the Option Shareholders has granted to HI Merger Subsidiary Inc. an irrevocable option to purchase, subject to certain conditions, such Option Shareholder's Option Shares for $12.90 per Option Share in cash, as well as an irrevocable proxy to vote such Option Shares. The Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase filed as Exhibit
(a)(1) to the Schedule 14D-1 (SEC File No. 5-43659) on March 22, 1999, as amended by Amendment No. 1 filed on April 5, 1999, which is incorporated herein by reference.

CUSIP No. 418106100                     13D                          Page 5 of 8

        1  NAMES OF REPORTING PERSONS
                         EDMUNDSON INTERNATIONAL, INC.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS

                                                                              WC

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      CALIFORNIA
     NUMBER OF     7  SOLE VOTING POWER
       SHARES                                                               None
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH

                   8  SHARED VOTING POWER
                                                                      1,521,477*

                   9  SOLE DISPOSITIVE POWER
                                                                            None

                  10  SHARED DISPOSITIVE POWER
                                                                            None

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      1,521,477*

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES                                  / /

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          31.9%*

       14  TYPE OF REPORTING PERSON
                                                                              CO

*On March 15, 1999, HI Holdings Inc. and HI Merger Subsidiary Inc. entered into a Shareholder Agreement (as amended as of March 18, 1999, the "Shareholder Agreement") with certain shareholders of the issuer (the "Option Shareholders") covering 1,521,477 Shares of Class A common stock (the "Option Shares") collectively owned by the Option Shareholders (representing approximately 31.9% of the outstanding Shares of Class A common stock). Pursuant to the Shareholder Agreement, each of the Option Shareholders has granted to HI Merger Subsidiary Inc. an irrevocable option to purchase, subject to certain conditions, such Option Shareholder's Option Shares for $12.90 per Option Share in cash, as well as an irrevocable proxy to vote such Option Shares. The Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase filed as Exhibit
(a)(1) to the Schedule 14D-1 (SEC File No. 5-43659) on March 22, 1999, as amended by Amendment No. 1 filed on April 5, 1999, which is incorporated herein by reference.

         This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.

         This Statement relates to the Class A Common Stock, no par value per share (the "Class A Common Stock"), of Haskel International, Inc., a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 East Graham Place, Burbank, California 91502.

Item 2.   Identity and Background.

         (a)-(c), (f) This Statement is being filed by HI Merger Subsidiary Inc., a California corporation ("Purchaser"), HI Holdings Inc., a Delaware corporation ("Parent"), Tinicum Capital Partners, L.P., a Delaware limited partnership ("Tinicum"), and Edmundson International, Inc., a California corporation ("Edmundson") (collectively, the "Reporting Persons"). The Purchaser is a wholly-owned subsidiary of Parent. Tinicum and Edmundson are currently the only stockholders of Parent. The information set forth in the "Introduction," in
Section 9 ("Certain Information Concerning the Purchaser and Parent") and in
Schedule I to the Offer to Purchase, filed as Exhibit (a)(1) to the Schedule 14D-1 (SEC File No. 5-43659) on March 22, 1999 (the "Offer to Purchase") by Parent and Purchaser, as amended by Amendment No. 1 filed on April 5, 1999, and supplemented by a Supplement to the Offer to Purchase, filed as Exhibit (a)(9) on April 5, 1999, is incorporated herein by reference.

         (d)-(e) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         The information set forth in the Offer to Purchase in Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

Item 4.   Purpose of Transaction.

         (a)-(g) The information set forth in the Offer to Purchase in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Shareholder Agreement") is incorporated herein by reference.

         (h)-(i) The information set forth in the Offer to Purchase in Section 7 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.

         (j)  Not applicable.

Item 5.  Interest in Securities of the Issuer:

         (a)-(c) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Shareholder Agreement") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

         (d) The Hayman Non-Exempt Trust FBO Sandra Nelson, the Hayman Non-Exempt Trust FBO Sheryl Everett, the Hayman Non-Exempt Trust FBO Rick Hayman, the Hayman Exempt Trust FBO Sandra Nelson, the Hayman Exempt Trust FBO Sheryl Everett, the Hayman Exempt Trust FBO Rick Hayman, the Hayman Trust No. 6 for Sheryl Everett and Hayman Trust No. 5 for Sandra Nelson have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

         The information set forth in the Offer to Purchase under "Introduction," in Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer, Contacts with the Company") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Shareholder Agreement") is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         7.1 Joint Filing Agreement, dated as of April 5, 1999, between the Purchaser, Parent, Tinicum and Edmundson.

         The following documents are incorporated by reference from the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Exchange Act by HI Merger Subsidiary Inc. and HI Holdings Inc. on March 22, 1999 and Amendment No. 1 to the Schedule 14D-1 Tender Offer Statement filed on April 5, 1999.

         (a)(1)   Offer to Purchase, dated March 22, 1999.*

         (a)(2)   Letter of Transmittal.*

         (a)(3)   Notice of Guaranteed Delivery.*

         (a)(4) Form of letter, dated March 22, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

         (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.*

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (a)(7)   Press release issued by the Company on March 15, 1999.*

         (a)(8)   Form of Summary Advertisement, dated March 22, 1999.*

         (a)(9)   Supplement to Offer to Purchase dated April 5, 1999.**

         (c)(1) Agreement and Plan of Merger, dated as of March 15, 1999, by and among the Company, the Purchaser and Parent.*

         (c)(2) Shareholder Agreement, dated as of March 15, 1999, by and among certain stockholders of the Company, the Purchaser and Parent, as amended as of March 18, 1999.*

--------------
* Incorporated by reference from the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Exchange Act by HI Merger Subsidiary Inc. and HI Holdings Inc. on March 22, 1999.

** Incorporated by reference from Amendment No. 1 to the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Exchange Act by HI Merger Subsidiary Inc., HI Holdings Inc., Tinicum and Edmundson on April 5, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 1999

                                     HI MERGER SUBSIDIARY INC.

                                     By: /s/ SETH M. HENDON
                                         Name: Seth M. Hendon
                                         Title: Vice President

                                     HI HOLDINGS INC.

                                     By: /s/ SETH M. HENDON
                                         Name: Seth M. Hendon
                                         Title: Vice President

                                     TINICUM CAPITAL PARTNERS, L.P.

                                     By:TINICUM LANTERN L.L.C., its General
                                        Partner

                                     By: /s/ SETH M. HENDON
                                         Name: Seth M. Hendon
                                         Title: Member

                                     EDMUNDSON INTERNATIONAL, INC.

                                     By: /s/ JOHN D. PARISH
                                         Name: John D. Parish
                                         Title: Vice President

                                 EXHIBIT INDEX

Exhibit No.       Document

7.1 Joint Filing Agreement, dated as of April 5, 1999, between the Purchaser, Parent, Tinicum and Edmundson.

(a)(1)            Offer to Purchase, dated March 22, 1999.*

(a)(2)            Letter of Transmittal.*

(a)(3)            Notice of Guaranteed Delivery.*

(a)(4) Form of letter, dated March 22, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)            Press release issued by the Company on March 15, 1999.*

(a)(8)            Form of Summary Advertisement, dated March 22, 1999.*

(a)(9)            Supplement to Offer to Purchase dated April 5, 1999.**

(c)(1) Agreement and Plan of Merger, dated as of March 15, 1999, by and among the Company, the Purchaser and Parent.*

(c)(2) Shareholder Agreement, dated as of March 15, 1999, by and among certain stockholders of the Company, the Purchaser and Parent, as amended as of March 18, 1999.*

-------------------------

* Incorporated by reference from the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Exchange Act by HI Merger Subsidiary Inc. and HI Holdings Inc. on March 22, 1999.

** Incorporated by reference from Amendment No. 1 to the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Exchange Act by HI Merger Subsidiary Inc., HI Holdings Inc., Tinicum and Edmundson on April 5, 1999.